- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES SALE OF APPROXIMATELY 850,000 SHARES OF ZIX
CORPORATION.

Tel Aviv, November 23, 2003—Elron Electronic Industries Ltd. (NASDAQ; ELRN) today announced that it completed sales of approximately 850,000 shares of common stock of Zix Corporation (''Zix'') for approximately $7.1 million, which shares were received as part of the sale of the assets and business of Elron's majority-owned subsidiary, Elron SW, Inc. (formerly Elron Software, Inc.) to Zix in September this year. Elron still holds approximately 850,000 shares of Zix and a $1.0 million convertible note.

As a result of the sales, Elron will record, in the fourth quarter of this year, an estimated gain, after tax, of approximately $2.7 million.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals.
For further information, visit http://www.elron.com

        Contact:
        Tal Raz
        Elron Electronic Industries Ltd.
        Tel. 972-3-6075555
        raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

                                        The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
                                        Tel. 972-3-6075555. Fax. 972-3-6075556 www.elron.com